**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

**June 30, 2009**
**(Correcting Order Issued February 22, 2007)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Pharmacopeia Drug Discovery, Inc.**

**File No. 000-50523 - CF# 19331**

_____

       Pharmacopeia Drug Discovery, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 2, 2006.

       Based on representations by Pharmacopeia Drug Discovery, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through November 2, 2011 |
| Exhibit 10.2 | through March 24, 2013 |

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis, Chief
Office of Disclosure Support